Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

September 19, 2017
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Office of Information Technologies and Services
Rebekah Lindsey, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2017
Form 8-K furnished July 19, 2017
File No. 001-04879
Ladies and gentlemen:
Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2017 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) filed on February 24, 2017, its Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2017 (the “2017 Form 10-Q”) filed on July 26, 2017, and its Form 8-K furnished on July 19, 2017 (the “Form 8-K”).
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Gross Profit, page 30

1.
Please tell us what caused the retroactive contract adjustments and quantify the amounts of these adjustments. Also, tell us how you considered these adjustments in your ongoing revenue recognition related to these and similar contracts.

Response: For the year ended December 31, 2016, the Company reversed approximately $1.7 million of net sales related to certain timing issues from its service contracts and the duplication of certain financial self-service contracts. The service contract matter related to a legacy system issue which was remediated through the implementation of additional controls within the Company's enterprise resource planning system (“ERP”) in North America. The Company continuously monitors its ERP and related control environment to improve its internal control over financial reporting. The Company does not anticipate duplication of financial self-service contracts in the future. As a result, there is no expected impact on future revenues related to the aforementioned items.

Consolidated Financial Statements
Note 15: Benefit Plans, page 89

2.	Please tell us how you concluded that your domestic and foreign plans should be aggregated. Refer to ASC 715-20-50-4.

Response: The Company's non-U.S. retirement benefit plans represented approximately 50% of the Company's aggregate retirement benefit obligation as of December 31, 2016. The Company did not consider disaggregated disclosures required by ASC-715-20-50-4 as necessary since the weighted-average assumptions used to measure and determine the plan obligations and costs were not considered significantly different between our domestic and significant non-U.S. retirement benefit plans. The Company disclosed the acquired plan obligations and assets of $625.1 million and $524.2 million, respectively, in connection with the acquisition of Diebold Nixdorf AG, which accounted for nearly all of the non-U.S. retirement benefit plans. The Company did not believe that additional disclosure regarding the Company's non-U.S. retirement benefit plans was necessary.
All other benefits only relate to U.S. plans and, accordingly, no disaggregation is required.
The Company acknowledges the Staff’s comment and, considering the relative significance of the retirement benefit obligation associated with the Company's non-U.S. retirement benefit plans, in future filings, the Company will revise its benefit plans footnote to include disaggregated disclosures for the Company's U.S. and non-U.S. retirement benefit plans and conform the disclosure for comparable prior periods for consistency, beginning with the Company's Annual Report on Form 10-K for the year ending December 31, 2017.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Consolidated Financial Statements
Note 4: Earnings (Loss) Per Share, page 13

3.
Please tell us how you determined the amount to allocate to net income attributable to noncontrolling interests. Specifically, tell us how you considered the redemption value adjustments in your presentation of earnings per share. Refer to ASC 480-10-S99-3A(22)(b).

Response: Noncontrolling interests represent the portion of profit or loss that is not allocable to the Company. Net income attributable to noncontrolling interests primarily represents guaranteed dividends that the Company is obligated to pay to the noncontrolling shareholders of Diebold Nixdorf AG.
Pursuant to ASC 480-10-S99-3A(22)(b), the Company noted that adjustments to fair value redemption features were recorded in additional capital within Diebold Nixdorf, Incorporated shareholders' equity and did not impact earnings per share. As a result, the terms of the redemption feature are fully considered in the attribution of net income under Paragraph 810-10-45-21.
Form 8-K furnished July 19, 2017
Notes for Non-GAAP Measures, page 9

4.
Please explain why the 2017 adjustments for non-routine expenses, net in the Adjusted EBITDA reconciliation differ from those presented in the table in Note 1 and provide a reconciliation of these amounts. Also, please revise your disclosure in future earnings releases to present each material adjustment in the miscellaneous, net line item separately in your reconciliation. Alternatively, you may quantify the adjustments in the footnotes.

Response: The Company considered EBITDA as described pursuant to Exchange Act Release No. 47226 as well as Question 103.01 of the Compliance and Disclosure Interpretations pursuant to which EBITDA is calculated using certain measures and/or captions defined by U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, EBITDA is described as net income less interest, taxes, depreciation and amortization. In order to remain comparable to the U.S. GAAP depreciation and amortization measures and avoid duplication, the Company reclassified $32.9 million and $64.6 million, respectively, from non-routine expenses, net to the depreciation and amortization caption in the Adjusted EBITDA reconciliation for the three- and six- month periods ended June 30, 2017. This resulted in the difference between the amounts presented in note 1 and the Adjusted EBITDA reconciliation. In future disclosures, the Company will include a footnote explaining the reclassification of these non-routine expenses, net to the depreciation and amortization caption in the Adjusted EBITDA reconciliation.

In future disclosures, the Company will present material items included in miscellaneous, net either separately or in the footnotes to the Adjusted EBITDA reconciliation.
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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 330-490-6857.

Sincerely,

/s/ Christopher A. Chapman
Christopher A. Chapman
Chief Financial Officer
(Principal Financial Officer)

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